Exhibit 4.13

Jefferson Smurfit Group Limited

Beech Hill, Clonskeagh,

Dublin 4, Ireland.

Tel (+353 1) 202 7000

Fax (+353 1) 269 4481

31 October 2003

PERSONAL AND CONFIDENTIAL

Dr. Michael W.J. Smurfit

Le Florestan

35 Blvd. du Larvotto

Monaco

Dear Dr. Smurfit:

On behalf of Jefferson Smurfit Group Limited (“JSG”), we are pleased to offer you, with effect from 1 January 2003, the following terms and conditions of employment by JSG.

1.     You will be the Chairman of the Board of Directors of JSG (the “Board”) on the terms and conditions set out in this letter. As Chairman, you will be responsible and report to the Board.

2.     Your role of Chairman will include the responsibility of chairing and conducting the meetings of the Board and such other duties and responsibilities as may be agreed between JSG and yourself from time to time.

3.     Your aggregate compensation will be €300,000.00 per annum (the “Compensation”). The salary component of the Compensation will be paid in equal installments in accordance with JSG’s payroll practices. All remuneration and amounts payable to you pursuant to this paragraph 3 or otherwise shall be subject to such tax and other statutory deductions as are required to be deducted at source and remitted to the appropriate revenue authorities. You will not be entitled to receive any additional compensation or any expense reimbursement from JSG.

4.     Subject to earlier termination by JSG or you, you will serve as Chairman until November 1, 2008. If your employment is terminated by JSG prior to that date, either with or without cause, you will be entitled to receive as severance an amount equal to one year’s Compensation. Such severance shall be payable to you within thirty days of your termination of employment. As a pre-condition to your receipt of any such severance payments and as a material term of this agreement, you agree that in the event of such termination you will execute a mutually acceptable and complete release in favor of each of the Group Companies (including, without limitation, a full and final settlement, discharge and waiver of all rights under law (including but not limited to statutory, contractual and other common law rights) with respect to your employment and/or the termination of your employment and/or such payment upon any termination in which you are entitled to such severance benefits). The rights under this paragraph shall be in replacement of, rather than in addition to, any rights that you may have under law (including, without limitation, payment in lieu of notice).

5.     When used herein, “Group Companies” means JSG and each of its subsidiaries and Associated Companies and “Group Company” means any such company and “Associated Company” means any company having an Equity Share Capital (as defined in Section 155 of the Companies Act 1963) of which not less than 20% in nominal value is beneficially owned by any Group Company.

6.     You agree that so long as you serve on the board of any Group Company (the “Restricted Period”) you shall not: (i) within any area of the world where any Group Company conducts a material portion of its business (the “Restricted Area”) or any part thereof, carry on either directly or indirectly, on your own behalf or on behalf of any other person, firm, company or entity, any material business of the same or similar kind to that in which any Group Company is engaged, (ii) induce or attempt to induce any employee of any Group Company to leave the employ of the Group Companies, or in any way interfere with the relationship between any Group Company and any employee thereof and or (iii) call on, solicit the custom or business of or service any customer, supplier, licensee, licensor or other business relation of any Group Company in order to induce or attempt to induce such person or entity to cease doing or reduce the amount of business with any Group Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and any Group Company (including but not limited to making any negative statements or communications about any Group Company, or any employee, director or stockholder thereof).

7.     You agree that all trade secrets, confidential operations, processes or dealings, or any information concerning the organization, business, finances, transactions and affairs, other than information that becomes publicly available other than through breach of this provision by you, shall be kept confidential both during the term of this letter agreement and thereafter. All notes, memoranda, reports and information compiled by you during your employment (in whatever form compiled) regarding the business, affairs and operations of the Group Companies shall be and at all times remain the property of the Group Companies.

8.     Effective as of the date of this letter agreement, you agree that all indemnification agreements or provisions currently in effect between you and any of the Group Companies with respect to existing litigation arising in Spain shall be amended to require JSG’s consent prior to settlement in excess of €47.0 million in the aggregate. Subject to the amendment set forth in the immediately foregoing sentence, JSG will cause the Group Companies to honor the indemnification obligations with respect to the Spanish litigation to you as such agreements exist as of the date of this letter.

9.     We agree that the Chairman’s Dinner in Dublin will continue as an annual event, at the expense of JSG and its Subsidiaries, and will be hosted by you in your capacity as Chairman of JSG and its subsidiaries.

10.   Upon execution of this letter agreement by each party hereto, this letter agreement shall be binding and enforceable upon each party hereto and shall amend and supersede any other agreement(s) with JSG and/or any of its subsidiaries regarding the subject matter hereof to which you are a party prior to the date hereof. Provided, however, that nothing in this letter agreement shall prevent you from entering into and exercising and performing all your rights and responsibilities under any consultancy or employment agreements with any other Member of the Group, any such agreement to be effective in accordance with its terms.

11.   The Unfair Dismissals Act 1977 -2001 will not apply to a termination consisting only of the expiration of the term of your employment without it being renewed.

12.   This letter agreement may be executed in multiple counterparts (including by facsimile), each of which shall constitute one and the same original. This letter agreement shall be construed in accordance with the internal laws of Ireland.

JEFFERSON SMURFIT GROUP LIMITED

By:	/s/ Michael O’Riordan

Its:	Secretary

Acknowledged and Accepted:

DR. MICHAEL W.J. SMURFIT

/s/ Dr. Michael W.J. Smurfit

Date:	31/10/2003